KW 3/14/14

[redacted]

14048128

SEC Mail Processing Section
MAR 04 2014
Washington DC
405

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 44399

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/1 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First London Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2603 Fairmount St.
(No. and Street)

Dallas (City) Texas (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas R. Nichols (214) 220-0690
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KWCO, PC
(Name – *if individual, state last, first, middle name*)

1931 E. 37th St. Ste. 7 (Address) **Odessa** (City) **Texas** (State) **79762** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/14

OATH OR AFFIRMATION

I, Douglas R. Nichols, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **First London Securities Corporation**, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

Debra Jean Taylor
My Commission Expires
03/03/2016

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.*
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*- The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2013

FIRST LONDON SECURITIES CORPORATION

INDEX TO FINANCIAL STATEMENTS

KWCO, PC
Certified Public Accountants

1931 East 37th Street, Suite 7
Odessa, Texas 79762
(432) 363-0067
Fax (432) 363-0376

2626 Royal Circle
Kingwood, Texas 77339
(281) 359-7224
Fax (281) 359-7112

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
First London Securities Corporation
(A subsidiary of DGN Securities)
Dallas, Texas 75201

Report on the Financial Statements

We have audited the accompanying financial statements of First London Securities Corporation (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First London Securities Corporation as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

KWCO, PC

KWCO, PC
Odessa, Texas
February 27, 2014

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Cash	$	44,177
Clearing deposit		218,314
Receivable from clearing firm		83,060
Marketable securities		388,750
TOTAL ASSETS	$	734,301

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and other accrued liabilities	$	4,591
Related party payables		39,000
Payable to clearing broker-dealer		254,277
TOTAL LIABILITIES		297,868
Stockholder's Equity		
Common stock, no par value, 1,000,000 shares authorized, 927,771 shares issued and outstanding		918,421
Additional paid-in-capital		347,766
Due from related parties		(23,106)
Retained (deficit)		(806,648)
TOTAL STOCKHOLDER'S EQUITY		436,433
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	734,301

The accompanying notes are an integral part of these financial statements.

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2013

REVENUE	
Securities commissions	$ 21,509
Net gain on firm securities trading accounts	273,940
Related party revenue	137,734
Dividend income	6,785
Other income	2,021
Interest income	7
TOTAL REVENUE	441,996
EXPENSES	
Compensation and related costs	54,815
Clearing charges	37,578
Professional fees	14,200
Consulting fees to a related party	30,000
Property taxes to a related party	39,000
Other expenses	73,610
TOTAL EXPENSES	249,203
NET (LOSS)	$ 192,793

The accompanying notes are an integral part of these financial statements.

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2013

	Common Shares	Amount	Additional Paid-In Capital	Due from related parties	Retained (Deficit)	Total
Balance at December 31, 2012	927,771	$ 918,421	$278,016	$ (23,106)	$ (999,441)	$ 173,890
Contributed Capital	–	–	69,750	–	–	69,750
Net income	–	–	–	–	192,793	192,793
Balance at December 31, 2013	927,771	$ 918,421	$347,766	$ (23,106)	$ (806,648)	$ 436,433

The accompanying notes are an integral part of these financial statements

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2013

Cash flows from operating activities		
Net (loss)	$	192,793
Changes in operating assets and liabilities		
Clearing deposit		(44,689)
Marketable securities		(184,934)
Receivable from clearing broker-dealer		(82,094)
Prepaids		2,086
Payable to clearing broker-dealer		122,265
Accrued liability to a related party		39,000
Accounts payable and other accrued liabilities		(790)
Net cash provided by operating activities		43,637
Increase in cash		43,637
Cash at beginning of year		540
Cash at end of year	$	44,177
Supplemental disclosure of cash flow information		
Cash paid during the year for:		
Interest paid	$	-
Income taxes paid	$	-
Non Cash Financing Activities		
Marketable Securities	$	(69,750)
Additional paid-in capital		69,750
	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

First London Securities Corporation (the "Company") was organized in November 1991 as a Texas corporation. The Company is a subsidiary of DGN Securities Corporation (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates as an introducing broker and forwards all transactions and customer accounts to First Southwest Company who carries such accounts on a fully disclosed basis. The Company's customers consist primarily of individuals located in the State of Texas.

Significant accounting policies:

Basis of Accounting:

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, clears all transactions on behalf of customers on a fully disclosed basis through a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management makes use of accounting estimates in the preparation of these financial statements. The major estimates are valuation of securities owned, net realizable value of unsecured receivables. The methods used in making accounting estimates are believed by management to be reasonable and have been consistently applied. Actual results could differ from estimates used.

Fair Value:

The Company has a number of financial instruments, which are primarily held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2013, does not differ materially from the aggregate carrying value for its financial instruments recorded in the accompanying statement of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimate of fair value and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Marketable Securities:

Marketable securities are held for trading purposes and are carried at fair value. The increase or decrease in fair value is credited or charged to operations.

(Continued)

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Marketable Securities (continued):

The Company measured it trading securities at fair value in accordance with FASB ASC 820, *Fair Value Measurements an Disclosures*. This codification specifies a valuation hierarchy based on whether the inputs to those valuation techniques ar observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservabl inputs reflect the Company's own assumptions. These two types of inputs have created the following fair value hierarchy:

- Level 1 – Quoted prices for identical instruments in active markets;
- Level 2 – Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments i markets that are not active, and model-derived valuations in which all significant inputs and significant value driver are observable in active markets; and
- Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the Company to minimize the use of unobservable inputs and to use observable market date, i available, when estimating fair value. Fair value measurements at December 31, 2013 using:

December 31,	Total	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3
2013	$ 388,750	$ 388,750	$ –	$ –

Investments:

The Company's investments are carried at the lower of cost or market.

Security Transactions:

Securities transactions and the related commission revenue and expenses are recorded on a trade date basis.

Income Tax Calculation:

The Company files a consolidated federal income tax return with its parent company. Accordingly, the financial statements d not include a provision for federal income taxes. Additionally, as the Company's gross revenue is less than one million dollar no provision for Texas state franchise taxes is made.

Compensated Absences:

Employees of the Company receive paid vacation and personal days off, depending on length of service and other factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The Company policy is to recognize the costs of compensated absences when actually paid to employees.

(Continued)

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2012, the Company's total net capital as defined by Rule 15c3-1 was as follows:

Required	Actual	Excess	Ratio of Aggregate Indebtedness to Net Capital
$100,000	$ 360,032	$ 260,032	.1211 to 1

NOTE 4. COMMITMENTS AND CONTINGENCIES

The Company occupies office space leased from 2603 Fairmount Investors (a related party). In 2013, $24,000 was paid in office rent which is included in the accompanying statement of income as other expenses. The term of the lease expires on December 31, 2014. The future commitment on this lease at December 31, 2013 is $48,000, entirely for the fiscal year ending December 31, 2014.

Due to the nature of its business, the Company is party to various claims, legal actions, and complaints arising in the ordinary course of business. At December 31, 2013, all such claims or legal actions were of such amount or nature that management believes any adverse outcome would not have a material impact on the Company.

NOTE 5. CREDIT CONCENTRATION AND OFF-BALANCE SHEET RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company has cash deposits, clearing deposit, marketable securities due from and held by its clearing broker-dealer and trade and receivables from clearing broker-dealer totaling $690,124 or approximately 94% of total assets at December 31, 2013. The Company also has a payable to clearing broker-dealer totaling $254,276 or approximately 85% of total liabilities.

(Continued)

NOTE 6. MARKETABLE SECURITIES

Marketable securities consist of trading securities at fair value, as follows:

Corporate Stocks	$ 388,750

The following corporate stocks represent 90% of marketable securities:

	Market Value December 31, 2013
Armanino Foods (AMNF)	$ 144,637
Chromadex Corp (COXC)	63,232
Documents Security Systems (DSS)	35,517
22nd Century Grp, Inc. (XXII)	23,540
UQM Technologies, Inc. (UQM)	40,018
Wireless Telecom Grp, Inc. (WTT)	41,531
Total	$ 348,475

These stocks (before haircuts) are a material part of the net capital computation. A decline in market value could reduce net capital. Such reduction in net capital could be significant. These stocks are traded on the NASDAQ and over the counter bulletin board.

NOTE 7. TRANSACTIONS WITH RELATED PARTIES

The Company and several other related companies are under common control and the existence of that control could create operating results and financial position significantly different than if the companies were autonomous. During the year, the related parties net receivable balance of $23,106 did not change. The Company does not intend to collect this balance from related parties and as such elects to treat the balance as a contra equity account in the stockholder's equity section of the December 31, 2013 balance sheet. Additionally, during the year, the Parent paid the Company $137,734 to reimburse prior year receivable write-offs. This balance is classified as related party revenue.

The Company occupies office space leased from 2603 Fairmount Investor. The Company paid $24,000 rent in 2013 and accrued an additional $39,000 for 2013 property taxes.

Douglas R. Nichols ("DRN"), president and securities principal of the Company is responsible for substantially all of the commission and trading revenue during the year ending December 31, 2013. Payments of $30,000 were made to DRN for consulting fees or commissions during the year ending December 31, 2013

NOTE 8. SUBSEQUENT EVENTS

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2013, throug February 27, 2014, the date which the financial statements were available to be issued.

There were no other events or transactions that occurred during this period that materially impacted the amounts c disclosures in the Company's financial statements.

(Continued)

SCHEDULE I

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)
SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17 a-5
DECEMBER 31, 2013

Total stockholder's equity qualified for net capital		$ 436,433
Deductions and/or charges		
Non-allowable assets:		
Total non-allowable assets		-
Net capital before haircuts on securities positions		436,433
Haircuts on Securities:		
Blockage		-
Marketable securities		58,314
Undue concentration		18,087
Net Capital		$ 360,032
Aggregate indebtedness		
Accounts payable and other accrued liabilities		$ 43,591
Total aggregate indebtedness		$ 43,591
Computation of basic net requirement		
Minimum net capital required (greater of $100,000 or 6 2/3 % of aggregate indebtedness)		$ 100,000
Net capital in excess of minimum requirement		$ 260,032
Ratio of aggregate indebtedness to net capital		.1211 to 1

Reconciliation of the computation of net capital

Net capital as reported by Registrant in Part IIA of Form X-17a-5 as of December 31, 2013 (unaudited)		$ 262,449
Audit adjustments:		
Allowable Assets –		
Decrease in blockage and haircut calculations	$ 1,649	
Increase in related party revenue	137,734	
Increase in accounts payable and accrued liabilities	(41,800)	
		97,583
Net capital as computed above		$ 360,032

(Continued)

SCHEDULE I (continued)

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)
SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17 a-5
DECEMBER 31, 2013

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker-dealer. Under these exemptive provisions, the Computation of the Reserve Requirements and Information Relating to the Possession of Control Requirements are not required.

SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

KWCO, PC

Certified Public Accountants

1931 East 37th Street, Suite 7
Odessa, Texas 79762
(432) 363-0067
Fax (432) 363-0376

2626 Royal Circle
Kingwood, Texas 77339
(281) 359-7224
Fax (281) 359-7112

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
First London Securities Corporation
Dallas, Texas 75201

In planning and performing our audit of the financial statements of First London Securities Corporation (the Company), as o and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States o America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing ou auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose o expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion o the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of th practices and procedures followed by the Company including consideration of control activities for safeguarding securitie This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11 and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securitie accounts for customers or perform custodial functions relating to customer securities, we did not review the practices an procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences require by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T c the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices an procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management ar required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in th preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previousl mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide managemer with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against los from unauthorized use or disposition and that transactions are executed in accordance with management's authorization an recorded properly to permit the preparation of financial statements in conformity with generally accepted accountin principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud ma occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they ma become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in th normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a materi weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibilit that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would no necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies i internal control and control activities for safeguarding securities that we consider to be material weaknesses, as define previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this repor are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and relate regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a materia inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices an procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industr Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 193 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other tha these specified parties.

KWCO, PC

KWCO, PC
Odessa, Texas
February 27, 2014